Exhibit 99.2

AMENDMENT NO. 1 TO THE SPIRE EMPLOYEE SAVINGS PLAN

WHEREAS, Spire Services Inc. (the “Company”) maintains the Spire Employee Savings Plan, amended and restated effective December 31, 2017 (the “Plan”);

WHEREAS, the Company has retained the right to amend the Plan;

WHEREAS, the Company wishes to amend the Plan to clarify the definition of “415 Compensation”;

WHEREAS, the Company wishes to amend the Plan to allow for two general purpose loans for union employees of Spire Missouri West through April 1, 2019.

NOW, THEREFORE, the Plan is hereby amended, effective as of August 1, 2018, as set forth herein.

1. Effective August 1, 2018, Section 2.1 is amended and restated to read as follows:

2.1 415 Compensation. All wages, salaries, fees for professional services and other amounts paid by an Employer to a Participant during the Plan Year under consideration (including commissions paid to salesmen or on insurance contracts, tips, bonuses, compensation based on percentages of profits, amounts described in Code Sections 104(a)(3), 105(a) and 105(h) that are includable in the Participant’s gross income, a Participant’s moving expenses paid or reimbursed by an Employer to the extent that such amounts are not deductible under Code Section 217, the value of a nonqualified stock option granted by an Employer to a Participant to the extent that such value is includable in the Participant’s gross income in the year granted, amounts includable in a Participant’s gross income upon making a Code Section 83(b) election, amounts received under an unfunded nonqualified plan to the extent such amounts are includable in the Participant’s gross income, fringe benefits, any elective deferral (as defined in Code Section 402(g)(3)), and any amount that is contributed or deferred by an Employer at the election of the Participant and that is not includable in the gross income of the Participant by reason of Code Section 125, 132(f)(4) or 457), whether or not such 415 Compensation is earned inside or outside the United States, and whether or not such 415 Compensation is excludable from gross income under Code Section 911 or deductible under Code Section 913 (specifically including differential wage payments as defined in Code Section 3401(h)(2), and an individual receiving differential wage payments shall be treated as an employee solely for purposes of applying the Code Section 415 limits under Section 5.3). 415 Compensation does not include:

(a) Employer contributions to a plan of deferred compensation that are not included in the Employee’s gross income for the taxable year in which contributed or Employer contributions under a simplified employee pension plan to the extent such contributions are deductible by the Employee, or any distributions from a plan of deferred compensation;

(b) Amounts realized from the exercise of a nonqualified stock option, or when restricted stock (or property) held by the Employee either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; and

(c) Amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option.

415 Compensation, as determined under this Section 2.1, in excess of $275,000 (for 2018) (as adjusted for cost-of-living increases in accordance with the Code) shall be disregarded.

415 Compensation shall include payments made by the later of (i) 2 1⁄2 months after severance from employment (as defined in the Code Section 415 Regulations), or (ii) the end of the limitation year that includes the Employee’s severance from employment, if they relate to services performed prior to severance from employment and if they are payments that, absent a severance from employment, would have been paid to the Employee while the Employee continued in employment with an Employer, and are regular compensation for services during the Employee’s regular working hours, compensation for services outside the Employee’s regular working hours (such as overtime or shift differential), commissions and other similar compensation, as well as payments made after severance from employment for accrued bona fide sick, vacation or other leave. The foregoing notwithstanding, 415 Compensation shall exclude bonuses under any incentive plan that are paid following severance from employment.

2. Effective August 1, 2018, Section 8.4(h) is amended and restated to read as follows:

(h) Maximum Number and Amount. A Participant may have no more than two outstanding loans at a given time, one of which may only be used to purchase the principal residence of the Participant. The foregoing notwithstanding, Participants who are covered under a collective bargaining agreement and who are Employees of Spire Missouri West may have two outstanding loans that may be used for any purpose through April 1, 2019. No loan made hereunder shall exceed the lesser of (i) $50,000, reduced by the highest outstanding balance of the Participant’s loans from the Plan during the one-year period ending on the day before the loan is made, or (ii) one-half of the Participant’s nonforfeitable Account balances under the Plan.

(i) Except as otherwise provided in this Amendment, the provisions of the Plan remain in full force and effect.

This amendment is adopted this 27th day of September, 2018.

SPIRE SERVICES INC.

By:	/s/ Gerard Gorla

Name:	Gerard Gorla

Title:	Authorized Signer